UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

NOTICE TO POSTAL BALLOT

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with the following additional information relating to the Company’s previous announcement made on May 2, 2023, in which the Company informed the securities exchanges that it had sent the Notice of Postal Ballot (the “Notice”), which seeks shareholder approval for items that were approved by the Board of Directors (the “Board”) on April 27, 2023. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

In connection with the Notice, the Company has coordinated with JPMorgan Chase Bank, N.A., the American Depositary Receipt depositary, for the sending of a proxy card (the “ADS Proxy Card”) to the holders of ADSs of the Company. A copy of the ADS Proxy Card is attached to this Form 6-K as Item 99.1.

On May 8, 2023, the Company made available on its website a notice (the “Notice to ADS Holders”) to holders of American Depositary Shares (“ADSs”). A copy of such Notice to ADS Holders is attached to this Form 6-K as Item 99.2.

On May 8, 2023, the Company made available on its website a notice to holders of ADSs concerning certain tax disclosures (the “ADS Tax Notice”). A copy of such ADS Tax Notice is attached to this Form 6-K as Item 99.3.

On May 8, 2023, the Company made available on its website a notice (the “Information Availability Notice”) regarding availability of informational materials for holders of ADSs. A copy of such Information Availability Notice is attached to this Form 6-K as Item 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal
Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: May 8, 2023

INDEX TO EXHIBITS

Item

99.1	ADS Proxy Card.

99.2	Notice to holders of American Depositary Shares made available on May 8, 2023.

99.3	Notice regarding certain tax disclosures to holders of American Depositary Shares made available on May 8, 2023.

99.4	Notice regarding availability of informational materials for holders of American Depositary Shares made available on May 8, 2023.